

07003688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Merchant Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2660 EastChase Lane Lakeview Center, Suite 400
(No. and Street)

Montgomery (City) AL (State) 36117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas C. Sellers (334) 834-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail (Address) Montgomery (City) AL (State) 36117 (Zip Code)

PROCESSED
APR 27 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C. 202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas C. Sellers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merchant Capital, L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

Executive Vice President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 10, 2009
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash flows.
- [x] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent auditors' report on internal control structure required by rule 17a-5 of the Securities and Exchange Commission.

MERCHANT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

TABLE OF CONTENTS

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

To the Members
Merchant Capital, L.L.C.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Merchant Capital, L.L.C. (an Alabama Limited Liability Company) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merchant Capital, L.L.C. at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

January 25, 2007

MERCHANT CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and equivalents	$ 5,645,185
Accounts receivable	370,701
Securities owned	242,801
Other current assets	859,629
	$ 7,118,316

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 612,755
Members' equity	6,505,561
	$ 7,118,316

See accompanying notes and independent auditors' report.

MERCHANT CAPITAL, L.L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Merchant Capital, L.L.C. (the Company) is presented to assist in understanding the Company's financial statement. The financial statement and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statement.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Alabama Limited Liability Company located in Montgomery, Alabama.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as follows: management fees on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

Pro rata income from the L.L.C. is combined with the income and expenses of the members from other sources and reported in the members' individual Federal and State tax returns. The L.L.C. is not a taxpaying entity for purposes of Federal and State income taxes, and thus, no income taxes have been recorded in this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - SPECIAL RESERVE BANK ACCOUNT

The Company is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum deposits, as computed in accordance with the applicable formula, in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company does maintain an account, which had a balance of $2,186 as of December 31, 2006. However, the Company did not hold customer securities or funds, therefore, there was no reserve requirement at December 31, 2006.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,192,505, which was $5,942,505 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 10%.

NOTE D - RELATED PARTY TRANSACTIONS

The Company relies on Merchant Capital Investments, Inc., to provide management and administrative services along with marketing and sales expertise. For the year ended December 31, 2006, $13,525,000 was charged to operations for these services.

NOTE E - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2006.

NOTE F - REVOLVING CREDIT AGREEMENT

The Company has available a revolving line of credit for $123,100,000, of which $123,100,000 was unused at December 31, 2006. In addition, the Company has the ability to increase this revolving line of credit in instances where needed. In 2006, the line was modified once to $230,000,000. Bank advances on this credit line are payable on an overnight basis and carry interest at the London Interbank Offered Rate (LIBOR) plus 2½%. This credit line is secured by a first security interest in the collateral involved with the specific transaction.

NOTE G - CONCENTRATIONS

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash accounts in financial institutions which exceed the federal depository insurance coverage limits.

Business risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE H - CERTIFICATES OF DEPOSIT

Certificates of deposit totaling $750,000 are included in cash and equivalents in the accompanying statement of financial condition. These certificates bear interest ranging from 4.7% to 5.11% and mature between February 9th and February 19th 2007.

NOTE I - FINANCIAL INSTRUMENTS

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

NOTE J - REGULATION

The Company is registered as a broker-dealer with the Securities and Exchange Commission. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE K - FINANCIAL INSTRUMENTS

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

END